Mail Stop 3561

December 5, 2008

Daniel Schlanger
Senior Vice President and Chief Financial Officer
Exterran GP LLC
4444 Brittmoore Road
Houston, TX 77401-8004

> **Re:** **Exterran Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2008**
> **Filed May 8, August 6 and November 7, 2008**
> **File No. 1-33078**

Dear Mr. Schlanger:

We have reviewed your response to our letter dated September 11, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

1. We note your response to comment one of our letter dated September 11, 2008. Please provide us with greater detail showing how you have satisfied this disclosure requirement. In doing so, please tell us what your future disclosures will look like.

2. We note your response to comments five, seven and eight of our letter dated September 11, 2008 and your indication that you will provide additional information in response to these comments in future filings. Please confirm that you will disclose the information that you provided in your response to these comments in future filings, such as you state in response to comment six.

Exterran Partners, L.P. Financial Statements

Consolidated Statements of Operations, page F-4

3. We reviewed your response to comments 10 and 16 in our letter dated September 11, 2008 and the disclosure included in Form 10-Q for the quarter ended September 30, 2008. We continue to believe that you should present basic and diluted earnings per share data for each class of limited partner units as required by paragraph 61.d. of SFAS 128. Please do so in future filings. In addition, it appears that your disclosure in the second full paragraph on page 8 of Form 10-Q for the quarter ended September 30, 2008 regarding the potential impact on earnings per subordinated unit if earnings per limited partner unit is less than $0.35 per unit is inconsistent with your response to comment 16 in our letter dated September 11, 2008. Please advise in further detail.

Consolidated Statements of Partners' Capital, page F-6

4. We reviewed your response to comment 11 in our letter dated September 11, 2008. We do not believe that goodwill should be included in a transfer of assets between entities under common control unless the transfer represents a reporting unit or a portion of a reporting unit that constitutes a business as described in paragraph 39 of SFAS 142. As such, if your conclusion that the transferred activities and assets do not constitute businesses is correct we would expect you to revise your financial statements to exclude allocations of goodwill or provide further support for your accounting. Please analyze your conclusions further in light of paragraph 39 of SFAS 142, the terms of the omnibus agreement and the guidance in EITF 98-3, and advise us accordingly. In addition, please be advised that we understand that it is impracticable to retroactively adjust your financial statements and financial information presented for prior periods to furnish comparative information in accordance with paragraphs D16 and D17 of SFAS 141, and it appears that accounting for the transfers prospectively is supported by paragraphs 9 and 11 of SFAS 154.

Consolidated Statements of Cash Flows, page F-7

5. We reviewed your response to comment 13 in our letter dated September 11, 2008. In future filings please disclose the policies you follow in reporting cash flows from operating, investing and finance activities in light of the centralized cash management activities between you and Exterran Holdings, Inc.

Daniel Schlanger
Exterran GP LLC
December 5, 2008
Page 3

Notes to Consolidated Financial Statements, page F-8

6. We considered your response to comment 14 in our letter dated September 11, 2008. We continue to believe that disclosure of taxable income via reconciliation from GAAP net income is meaningful to investors as taxable income of the partnership represents the basis for allocations of income and deductions to investors. Please provide the reconciliation in future filings. If necessary to an understanding by investors, please also describe the nature and effects of special allocations and basis adjustments to investors.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director